Exhibit 99.1

VBL Therapeutics Reports Third Quarter 2021 Financial Results

and Provides Corporate Update

Conference Call and Webcast at 8:30 a.m. ET Today

●	Data from multiple VB-111 clinical trials expected in 2022, including the progression free survival (PFS) co-primary endpoint from the Phase 3 OVAL study expected in the second half of 2022

●	More than 85% of the planned 400 patients in the OVAL Phase 3 study evaluating VB-111 in platinum resistant ovarian cancer have been enrolled; remains on track to complete enrolment in the first quarter of 2022

●	VB-601, a monoclonal antibody targeting monocytes for prevalent and chronic inflammatory disorders, expected to enter the clinic in the second half of 2022

TEL AVIV, Israel and NEW YORK, November 15, 2021 — VBL Therapeutics (Nasdaq: VBLT), a clinical stage biotechnology company developing first-in-class therapeutics for difficult-to-treat malignant solid tumors and immune or inflammatory indications, today announced financial results for the third quarter ended September 30, 2021, and provided a corporate update.

“We continue to execute on our development and strategic objectives which we believe positions 2022 as a potentially transformational year for VBL,” said Dror Harats, M.D., Chief Executive Officer of VBL. “We look forward to completing the enrollment in the Phase 3 OVAL study in the first quarter of 2022 and the PFS co-primary endpoint top-line data readout in the second half of 2022. We also expect to initiate a first-in-human trial with VB-601, our monocyte targeting program, in the second half of 2022. With the recent strengthening of our management and board of directors, together with our newly established presence in the U.S., we are taking important steps to prepare VBL for continued growth and the planned commercialization of VB-111.”

Third Quarter of 2021 and Recent Corporate Highlights

Development Programs

●	More than 85% of the planned 400 patients have been enrolled in the OVAL study, a global registration-enabling Phase 3 clinical trial evaluating VB-111 in platinum-resistant ovarian cancer.
●	The independent Data Safety Monitoring Committee (DSMC) conducted its fifth pre-planned data review of the OVAL study and provided clearance to proceed as planned with no changes to the protocol.
●	The Chemistry, Manufacturing, and Controls group of the U.S. Food and Drug Administration provided VBL clearance of VB-111 batches produced in its commercial-scale facility located in Modiin, Israel, for use in the Company’s clinical trials in the United States.
●	Enrollment continues in the VB-111 investigator-sponsored Phase 2 clinical trials in recurrent glioblastoma multiforme (rGBM) and metastatic colorectal cancer (mCRC) with preliminary data expected from the mCRC study in the first half of 2022 and the rGBM study in the second half of 2022.
●	IND-enabling toxicology studies are underway for VB-601, a monoclonal antibody targeting monocytes for prevalent and chronic inflammatory disorders, and VBL expects to initiate a first-in-human clinical trial for the program in the second half of 2022.

Corporate

●	Further strengthened the management team with the appointment of Sam Backenroth as chief financial officer. In connection with the appointment, VBL established U.S. operations in New York, as the company prepares for anticipated growth.
●	Enhanced the board of directors (Board) with the appointments of Alison Finger and Michael Rice, who bring significant commercialization and capital markets expertise to VBL. Also completed the planned chairman succession to Marc Kozin, who initially joined the Board as vice chairman in October 2020.

Financial Results for the Third Quarter of 2021

●	At September 30, 2021, VBL had cash, cash equivalents, short-term bank deposits and restricted bank deposits of $50.8 million. After September 30, 2021, the company received a further $9.6 million in proceeds from warrant exercises. VBL expects that its cash, cash equivalents, short-term bank deposits, and restricted bank deposits will be sufficient to fund currently planned operating expenses and capital expenditures into the fourth quarter of 2023.
●	For the quarter ended September 30, 2021, VBL reported a net loss of $6.5 million, or ($0.09) per basic share, compared to a net loss of $5.8 million, or ($0.12) per basic share, in the comparable period in 2020.
●	Revenues for the quarter ended September 30, 2021, were $0.2 million, as compared to $0.2 million in the comparable period in 2020.
●	For the quarter ended September 30, 2021, total operating expenses were approximately $6.6 million, consisting of $5.0 million in research and development expenses, net, and $1.6 million in general and administrative expenses. This compares with total operating expenses of $5.9 million in the third quarter ended September 30, 2020, which was comprised of $4.6 million in research and development expenses, net, and $1.3 million in general and administrative expenses.

Conference Call and Webcast:
Monday, November 15 at 8:30 a.m. ET
Conference ID: 10017250
US: 855-327-6837
Israel Local: 1-809-458-327
International: 631-891-4304
Webcast: https://edge.media-server.com/mmc/p/3bwajjar

The live webcast will be available online and may be accessed from the “Events and Presentation” page of VBL’s website. A replay of the webcast will be available beginning approximately one hour after the conclusion of the call and will remain available for at least 30 days thereafter.

About VBL Therapeutics

Vascular Biogenics Ltd., operating as VBL Therapeutics (VBL), is a clinical stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for difficult-to-treat malignant solid tumors and immune or inflammatory indications. VBL’s novel VTS™ gene-targeting platform and antibody-based monocyte targeting technology enable the creation of a pipeline of programs that harness the body’s innate biological processes to provide unique solutions for significant unmet medical needs. VBL’s lead oncology product candidate, ofranergene obadenovec (VB-111; `ofra-vec`), is an investigational, first-in-class, targeted anti-cancer gene-therapy agent in development to treat a wide range of solid tumors. VB-111 is currently being studied in a Phase 3 registration-enabling trial (NCT03398655) for platinum-resistant ovarian cancer. To learn more about VBL, please visit vblrx.com or follow the company on LinkedIn, Twitter, YouTube or Facebook.

About the OVAL Phase 3 Clinical Trial

The OVAL study (VB-111-701/GOG-3018) is a global Phase 3 randomized, pivotal registration-enabling clinical trial comparing a combination of VB-111 and paclitaxel to placebo plus paclitaxel, in adult patients with recurrent platinum-resistant ovarian cancer. The trial has two primary endpoints: progression free survival (PFS) and overall survival (OS). Successfully meeting either primary endpoint has the potential to support a biologics license application (BLA). The OVAL study is being conducted in collaboration with the GOG Foundation, Inc., an independent international non-profit organization with the purpose of promoting excellence in the field of gynecologic malignancies.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. These forward-looking statements may include, but are not limited to, statements regarding the timing of data readouts for multiple VB-111 clinical trials, timing of completion of enrollment in the Oval Phase 3 study, timing of the initiation of a first-in-human trial for VB-601, statements regarding 2022 being a transformational year and the impact of the U.S. presence, and other statements regarding VBL’s plans and beliefs regarding its programs, including their clinical development, therapeutic potential and clinical results. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with the development of pharmaceutical product candidates, and include risks associated with research and development, clinical trials and related regulatory reviews and approvals, the risk that historical clinical trial results may not be predictive of future trial results, that VBL’s financial resources do not last for as long as anticipated, and that VBL may not realize the expected benefits of its intellectual property protection. In particular, the DSMC recommendation that the OVAL study proceed is not assurance that the study will meet its co-primary endpoints of PFS and OS once completed, or that VBL will obtain positive results to support further development of this candidate. A further list and description of these risks, uncertainties and other risks can be found in VBL’s regulatory filings with the U.S. Securities and Exchange Commission, including in its annual report on Form 20-F for the year ended December 31, 2020, and subsequent filings with the SEC. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. VBL undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

CONTACT:

Erez Feige, VP Business Operations IR@vblrx.com